Sit Large Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more at the time of purchase.

Investing in domestic growth-oriented companies that exhibit the potential for superior growth.

Several factors are considered in the Adviser's evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition.

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNIGX
CUSIP: 829797-10-9

Fund Details

Investment Style: Large Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.0%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

As of 3/31/07

Total Net Assets: $111.6 Million

	Sit Large Cap Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Large Cap Growth	1.48	7.35	9.62	5.07	5.67	11.01
Russell 1000® Growth Index	1.18	7.06	7.01	3.47	5.51	11.87

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Finance	15.5%
Electronic Technology	11.0
Health Technology	10.9
Producer Manufacturing	8.8
Energy Minerals	7.6
Technology Services	7.3
Consumer Services	6.5
Retail Trade	5.4
Sectors Less Than 5%	20.3
Cash Equivalents	6.7

Portfolio Ten Largest Holdings

General Electric Co.
Genentech, Inc.
Cisco Systems, Inc.
Citigroup, Inc.
Comcast Corp
Franklin Resources, Inc.
Schlumberger, Ltd.
American Internation Group
Microsoft Corp.
Pepsico, Inc.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com